Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

24 June 2013

The Manager

Company Announcements Office

Australian Securities Exchange

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

The 2013 Annual General Meeting of James Hardie Industries plc (James Hardie) will be held on Monday, 12 August 2013 in The Earlsfort Room, Conrad Dublin Hotel, 2 Earlsfort Terrace Dublin 2 Ireland at 7:30am (Dublin time) and simultaneously broadcast via a teleconference and webcast.

Security holders wishing to place an item on the agenda of the AGM must submit a request in accordance with Article 53(b) by either:

•	Delivering a hard copy of the request to James Hardie’s registered office:

Second Floor, Europa House

Harcourt Centre, Harcourt Street

Dublin 2 Ireland; or

•	Emailing a soft copy of the request to investor.relations@jameshardie.com.au

Yours faithfully

Marcin Firek

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA),

Alison Littley (United Kingdom) , Donald McGauchie (Australia), James Osborne, Rudy van der Meer (Netherlands),

Chief Executive Officer: Louis Gries

Company number: 485719